Exhibit 99.39

510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Date: September 16, 2011

To: All Canadian Securities Regulatory Authorities

Subject: CREAM MINERALS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

13-10-2011

Record Date for Voting (if applicable) :

13-10-2011

Beneficial Ownership Determination Date :

13-10-2011

Meeting Date :

17-11-2011

Meeting Location (if available) :

TBA

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

225263508

CA2252635081

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for CREAM MINERALS LTD